Registration No.  333-58544
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 528

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on May 31, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

            The Dow(sm) Target 5 Portfolio, June 2001 Series
            The Dow(sm) Target 10 Portfolio, June 2001 Series
              The S&P Target 10 Portfolio, June 2001 Series
            The Nasdaq Target 15 Portfolio, June 2001 Series
             Value Line(R)Target Portfolio, June 2001 Series
              The Dow(sm) Dividend And Repurchase Target 5
                       Portfolio, June 2001 Series
              The Dow(sm) Dividend And Repurchase Target 10
                       Portfolio, June 2001 Series
                Total Target Portfolio, June 2001 Series

                                  FT 528


FT 528 is a series of a unit investment trust, the FT Series. FT 528 consists of eight separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for above-average total return.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


               The date of this prospectus is May 31, 2001

                  Table of Contents

Summary of Essential Information                           3
Fee Table                                                  6
Report of Independent Auditors                             8
Statements of Net Assets                                   9
Schedules of Investments                                  12
The FT Series                                             21
Portfolios                                                21
Risk Factors                                              25
Hypothetical Performance Information                      26
Public Offering                                           29
Distribution of Units                                     31
The Sponsor's Profits                                     32
The Secondary Market                                      32
How We Purchase Units                                     32
Expenses and Charges                                      32
Tax Status                                                33
Retirement Plans                                          34
Rights of Unit Holders                                    35
Income and Capital Distributions                          35
Redeeming Your Units                                      36
Investing in a New Trust                                  37
Removing Securities from a Trust                          38
Amending or Terminating the Indenture                     38
Information on the Sponsor, Trustee and Evaluator         39
Other Information                                         40

                  Summary of Essential Information

                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                     The Dow(sm)         The Dow(sm)
                                                                                     Target 5 Portfolio  Target 10 Portfolio
                                                                                     June                June
                                                                                     2001 Series         2001 Series
                                                                                     ____________        ____________

Initial Number of Units (1)                                                              14,999              15,001
Fractional Undivided Interest in the Trust per Unit (1)                                1/14,999            1/15,001
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)                           $     .265          $     .265
   Less Deferred Sales Charge per Unit                                               $    (.165)         $    (.165)
Public Offering Price per Unit (4)                                                   $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                      $    9.735          $    9.735
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)                                $    9.735          $    9.735
Estimated Net Annual Distribution per Unit (6)                                       $     .268          $     .266
Cash CUSIP Number                                                                    30266F 763          30266F 805
Reinvestment CUSIP Number                                                            30266F 771          30266F 813
Fee Accounts Cash CUSIP Number                                                       30266F 789          30266F 821
Fee Accounts Reinvestment CUSIP Number                                               30266F 797          30266F 839
Security Code                                                                             60835               60839
Ticker Symbol                                                                            FDTPJX              FDTTJX

First Settlement Date                                 June 5, 2001
Mandatory Termination Date (7)                        June 28, 2002
Rollover Notification Date                            June 1, 2002
Special Redemption and Liquidation Period             June 15, 2002 to June 28, 2002
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2001.

______________

See "Notes to Summary of Essential Information" on page 5.

                    Summary of Essential Information

                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                 The S&P             The Nasdaq          Value Line(R)
                                                                 Target 10 Portfolio Target 15 Portfolio Target Portfolio
                                                                 June                June                June
                                                                 2001 Series         2001 Series         2001 Series
                                                                 __________          __________          __________

Initial Number of Units (1)                                           15,003             15,006              14,994
Fractional Undivided Interest in the Trust per Unit (1)             1/15,003           1/15,006            1/14,994
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $    9.900         $    9.900          $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)        $     .265         $     .265          $     .265
   Less Deferred Sales Charge per Unit                            $    (.165)        $    (.165)         $    (.165)
Public Offering Price per Unit (4)                                $   10.000         $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $    9.735         $    9.735          $    9.735
Redemption Price per Unit (based on aggregate underlying value
   of Securities less the deferred sales charge) (5)              $    9.735         $    9.735          $    9.735
Estimated Net Annual Distribution per Unit (6)                    $     N.A.         $     N.A.          $     N.A.
Cash CUSIP Number                                                 30266F 847         30266G 100          30266G 142
Reinvestment CUSIP Number                                         30266F 854         30266G 118          30266G 159
Fee Accounts Cash CUSIP Number                                    30266F 862         30266G 126          30266G 167
Fee Accounts Reinvestment CUSIP Number                            30266F 870         30266G 134          30266G 175
Security Code                                                          60843              60847                60851
Ticker Symbol                                                         FSPTJX             FNQTJX              FVLTJX

First Settlement Date                                June 5, 2001
Mandatory Termination Date (7)                       June 28, 2002
Rollover Notification Date                           June 1, 2002
Special Redemption and Liquidation Period            June 15, 2002 to June 28, 2002
Income Distribution Record Date                      Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                         Last day of June and December, commencing December 31, 2001.

______________

See "Notes to Summary of Essential Information" on page 5.

                  Summary of Essential Information

                                 FT 528


 At the Opening of Business on the Initial Date of Deposit-May 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                  The Dow(sm)        The Dow(sm)          Total Target
                                                                  DART 5 Portfolio   DART 10 Portfolio    Portfolio
                                                                  June               June                 June
                                                                  2001 Series        2001 Series          2001 Series
                                                                  __________         __________           __________
Initial Number of Units (1)                                         15,000               15,006               15,015
Fractional Undivided Interest in the Trust per Unit (1)            1/15,000            1/15,006             1/15,015
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $   9.900          $    9.900           $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)        $    .265          $     .265           $     .265
   Less Deferred Sales Charge per Unit                            $    (.165)        $    (.165)          $    (.165)
Public Offering Price per Unit (4)                                $   10.000         $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $    9.735         $    9.735           $    9.735
Redemption Price per Unit (based on aggregate underlying value
   of Securities less the deferred sales charge) (5)              $    9.735         $    9.735           $    9.735
Estimated Net Annual Distribution per Unit (6)                    $     .130         $     .203           $     N.A.
Cash CUSIP Number                                                 30266G 183         30266G 225           30266G 266
Reinvestment CUSIP Number                                         30266G 191         30266G 233           30266G 274
Fee Accounts Cash CUSIP Number                                    30266G 209         30266G 241           30266G 282
Fee Accounts Reinvestment CUSIP Number                            30266G 217         30266G 258           30266G 290
Security Code                                                          60855              60859                60862
Ticker Symbol                                                         FDDRJX             FDRTJX               FTOTJX

First Settlement Date                                June 5, 2001
Mandatory Termination Date (7)                       June 28, 2002
Rollover Notification Date                           June 1, 2002
Special Redemption and Liquidation Period            June 15, 2002 to June 28, 2002
Income Distribution Record Date                      Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                         Last day of June and December, commencing December 31, 2001.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on June 1, 2001, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criteria for The S&P Target 10 Portfolio, The Nasdaq Target 15 Portfolio, the Value Line(R) Target Portfolio or the Total Target Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                          Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               THE DOW (SM)             THE DOW (SM)
                                                               TARGET 5 PORTFOLIO       TARGET 10 PORTFOLIO
                                                               JUNE 2001 SERIES         JUNE 2001 SERIES
                                                               _____________________    ______________________
                                                                           Amount                     Amount
                                                                           per Unit                   per Unit
                                                                           ________                   ________
UNIT HOLDER SALES FEES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                         1.00%(a)    $.100        1.00%(a)      $.100
   Deferred sales charge                                        1.65%(b)    $.165        1.65%(b)      $.165
   Creation and development fee cap over the Life of the Trust  0.30%(c)    $.030        0.30%(c)      $.030
     (the annual creation and development fee is .30%           ______      ______       ______        ______
     of average daily net assets for the Trust, and is
     only charged while a Unit holder remains invested)
   Maximum Sales Charges (including creation and                2.95%       $.295        2.95%         $.295
     development fee cap over the life of the Trust)(c)         ======      ======       ======        ======

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                                 .225%(d)    $.0225       .225%(d)      $.0225
                                                                ======      ======       ======        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                       .060%       $.0060       .060%         $.0060
   Trustee's fee and other operating expenses                   .107%(f)     .0107       .107%(f)       .0107
                                                                ______      ______       ______        ______
      Total                                                     .167%       $.0167       .167%         $.0167
                                                                ======      ======       ======        ======

                                                         THE S&P TARGET           THE NASDAQ                VALUE LINE (R)
                                                         10 PORTFOLIO             TARGET 15 PORTFOLIO       TARGET PORTFOLIO
                                                         JUNE 2001 SERIES         JUNE 2001 SERIES          JUNE 2001 SERIES
                                                         _____________________    _____________________     ____________________
                                                                     Amount                     Amount                  Amount
                                                                     per Unit                   per Unit                per Unit
                                                                     ________                   ________                ________
UNIT HOLDER SALES FEES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                  1.00%(a)    $.100        1.00%(a)      $.100       1.00%(a)    $.100
   Deferred sales charge                                 1.65%(b)    $.165        1.65%(b)      $.165       1.65%(b)    $.165
Creation and development fee cap over the Life of
     the Trust                                           0.30%(c)    $.030        0.30%(c)      $.030       0.30%(c)    $.030
     (the annual creation and development fee is .30%    ______      ______       ______        ______      ______      ______
     of average daily net assets for the Trust, and is
     only charged while a Unit holder remains invested)
   Maximum Sales Charges (including creation and         2.95%       $.295        2.95%         $.295       2.95%       $.295
     development fee cap over the life of the Trust)(c)  ======      ======       ======        ======      ======      ======

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .225%(d)    $.0225       .175%(d)     $.0175       .200%(d)    $.0200
                                                         ======      ======       ======       ======       ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060       .060%        $.0060       .060%       $.0060
   Trustee's fee and other operating expenses            .137%(f)     .0137       .116%(f)      .0116       .178%(f)     .0178
                                                         ______      ______       ______       ______       ______      ______
      Total                                              .197%       $.0197       .176%        $.0176       .238%       $.0238
                                                         ======      ======       ======       ======       ======      ======

                                                         THE DOW(sm)              THE DOW(sm)               TOTAL TARGET
                                                         DART 5 PORTFOLIO         DART 10 PORTFOLIO         PORTFOLIO
                                                         JUNE 2001 SERIES         JUNE 2001 SERIES          JUNE 2001 SERIES
                                                         _____________________    _____________________     ____________________
                                                                     Amount                    Amount                   Amount
                                                                     per Unit                  per Unit                 per Unit
                                                                     ________                  ________                 ________
UNIT HOLDER TRANSACTION EXPENSES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                  1.00%(a)    $.100        1.00%(a)     $.100        1.00%(a)    $.100
   Deferred sales charge                                 1.65%(b)    $.165        1.65%(b)     $.165        1.65%(b)    $.165
Creation and development fee cap over the Life of
     the Trust                                           0.30%(c)    $.030        0.30%(c)      $.030       0.30%(c)    $.030
     (the annual creation and development fee is .30%    ______      ______       ______        ______      ______      ______
     of average daily net assets for the Trust, and is
     only charged while a Unit holder remains invested)
   Maximum Sales Charges (including creation and         2.95%       $.295        2.95%         $.295       2.95%       $.295
     development fee cap over the life of the Trust)(c)  ======      ======       ======        ======      ======      ======

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .225%(d)    $.0225       .225%(d)     $.0225       .200%(d)    $.0200
                                                         ======      ======       ======       ======       ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060       .060%        $.0060       .060%       $.0060
   Trustee's fee and other operating expenses            .107%(f)     .0107       .107%(f)      .0107       .130%(f)     .0130
                                                         ______      ______       ______       ______       ______      ______
      Total                                              .167%       $.0167       .167%        $.0167       .190%       $.0190
                                                         ======      ======       ======       ======       ======      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years    5 Years    10 Years
                                                          ______     _______    _______    ________
The Dow(sm) Target 5 Portfolio, June 2001 Series          $334       $817       $1,325     $2,719
The Dow(sm) Target 10 Portfolio, June 2001 Series          334        817        1,325      2,719
The S&P Target 10 Portfolio, June 2001 Series              337        826        1,340      2,749
The Nasdaq Target 15 Portfolio, June 2001 Series           330        804        1,305      2,678
Value Line(R)Target Portfolio, June 2001 Series            339        830        1,348      2,765
The Dow(sm) DART 5 Portfolio, June 2001 Series             334        817        1,325      2,719
The Dow(sm) DART 10 Portfolio, June 2001 Series            334        817        1,325      2,719
Total Target Portfolio, June 2001 Series                   334        816        1,324      2,717

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 2.65% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.165 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing July 20, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .30%. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of each Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment would be greater than .30%. However, in no event will we collect over the life of the Trust more than 0.30% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for all Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

               Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 528


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 528, comprising The Dow (sm) Target 5 Portfolio, June 2001 Series; The Dow (sm) Target 10 Portfolio, June 2001 Series; The S&P Target 10 Portfolio, June 2001 Series; The Nasdaq Target 15 Portfolio, June 2001 Series; Value Line(R) Target Portfolio, June 2001 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, June 2001 Series; The Dow (sm) Dividend And Repurchase Target 10 Portfolio, June 2001 Series; and Total Target Portfolio, June 2001 Series (the "Trusts") as of the opening of business on May 31, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on May 31, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 528, comprising The Dow (sm) Target 5 Portfolio, June 2001 Series; The Dow
(sm) Target 10 Portfolio, June 2001 Series; The S&P Target 10 Portfolio, June 2001 Series; The Nasdaq Target 15 Portfolio, June 2001 Series; Value Line(R) Target Portfolio, June 2001 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, June 2001 Series; The Dow (sm) Dividend And Repurchase Target 10 Portfolio, June 2001 Series; and Total Target Portfolio, June 2001 Series, at the opening of business on May 31, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
May 31, 2001

                       Statements of Net Assets

                               FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                                       The Dow(sm)         The Dow(sm)
                                                                                       Target 5 Portfolio  Target 10 Portfolio
                                                                                       June                June
                                                                                       2001 Series         2001 Series
                                                                                       _____________       ____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                     $148,488            $148,512
Less liability for reimbursement to Sponsor for organization costs (3)                     (337)               (338)
Less liability for deferred sales charge (4)                                             (2,475)             (2,475)
                                                                                       _________           _________
Net assets                                                                             $145,676            $145,699
                                                                                       =========           =========
Units outstanding                                                                        14,999              15,001

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $149,988            $150,012
Less maximum transactional sales charge (5)                                              (3,975)             (3,975)
Less estimated reimbursement to Sponsor for organization costs (3)                         (337)               (338)
                                                                                       _________           _________
Net assets                                                                             $145,676            $145,699
                                                                                       =========           =========

_______________

See "Notes to Statements of Net Assets" on page 11.

                         Statements of Net Assets

                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                   The S&P            The Nasdaq         Value Line(R)
                                                                   Target 10          Target 15          Target
                                                                   Portfolio          Portfolio          Portfolio
                                                                   June               June               June
                                                                   2001 Series        2001 Series        2001 Series
                                                                   ____________       ______________     _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,527           $148,560           $148,436
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (338)              (263)              (300)
Less liability for deferred sales charge (4)                         (2,475)            (2,476)            (2,474)
                                                                   _________          _________          ________
Net assets                                                         $145,714           $145,821           $145,662
                                                                   =========          =========          =========
Units outstanding                                                    15,003             15,006             14,994

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $150,028           $150,061           $149,935
Less maximum transactional sales charge (5)                          (3,976)            (3,977)            (3,973)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (338)              (263)              (300)
                                                                   _________          _________          ________
Net assets                                                         $145,714           $145,821           $145,662
                                                                   =========          =========          =========

_______________

See "Notes to Statements of Net Assets" on page 11.

                     Statements of Net Assets

                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                   The Dow(sm)         The Dow(sm)         Total Target
                                                                   DART 5 Portfolio    DART 10 Portfolio   Portfolio
                                                                   June                June                June
                                                                   2001 Series         2001 Series         2001 Series
                                                                   ____________        ______________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,495            $148,559            $148,649
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (338)               (338)               (300)
Less liability for deferred sales charge (4)                         (2,475)             (2,476)             (2,477)
                                                                   ________            ________            ________
Net assets                                                         $145,682            $145,745            $145,872
                                                                   ========            ========            ========
Units outstanding                                                    15,000              15,006              15,015

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,995            $150,060            $150,151
Less maximum transactional sales charge (5)                          (3,975)             (3,977)             (3,979)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (338)               (338)               (300)
                                                                   ________            ________            ________
Net assets                                                         $145,682            $145,745            $145,872
                                                                   ========            ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among each of the eight Trusts in FT 528, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225, $.0225, $.0225, $.0175, $.0200, $.0225, $.0225 and $.0200 per Unit for
the Target 5 Portfolio, Target 10 Portfolio, The S&P Target 10 Portfolio, The Nasdaq Target 15 Portfolio, Value Line(R) Target Portfolio, DART 5 Portfolio, DART 10 Portfolio and Total Target Portfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.165 per Unit), payable to us in ten equal monthly installments beginning on July 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through April 19, 2002. If you redeem Units before April 19, 2002 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.65% of the Public Offering Price (equivalent to 2.677% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                       Schedule of Investments

            The Dow(sm) Target 5 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                        Percentage     Market
Number                                                                  of Aggregate   Value       Cost of        Current
of        Ticker Symbol and Name of                                     Offering       per         Securities to  Dividend
Shares    Issuer of Securities (1)                                      Price          Share       the Trust (2)  Yield (3)
______    _______________________________                               ____________   _________   _____________  _________
648       DD       E.I. du Pont de Nemours and Company                   20%           $45.800     $ 29,678       3.06%
628       EK       Eastman Kodak Company                                 20%            47.260       29,679       3.72%
783       IP       International Paper Company                           20%            37.950       29,715       2.64%
611       JPM      J.P. Morgan Chase & Co.                               20%            48.620       29,707       2.80%
703       SBC      SBC Communications Inc.                               20%            42.260       29,709       2.43%
                                                                       _______                     _________
                        Total Investments                               100%                       $148,488
                                                                       =======                     =========

_____________

See "Notes to Schedules of Investments" on page 20.

                             Schedule of Investments

            The Dow(sm) Target 10 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                      Percentage    Market
Number                                                                of Aggregate  Value       Cost of         Current
of       Ticker Symbol and Name of                                    Offering      per         Securities to   Dividend
Shares   Issuer of Securities (1)                                     Price         Share       the Trust (2)   Yield (3)
______   _______________________________                              _________     _______     _________       _________
278      CAT      Caterpillar Inc.                                     10%          $ 53.400    $ 14,845         2.55%
324      DD       E.I. du Pont de Nemours and Company                  10%            45.800      14,839         3.06%
314      EK       Eastman Kodak Company                                10%            47.260      14,840         3.72%
265      GM       General Motors Corporation                           10%            56.110      14,869         3.56%
391      IP       International Paper Company                          10%            37.950      14,838         2.64%
127      MMM      Minnesota Mining & Manufacturing Company             10%           117.350      14,904         2.05%
305      JPM      J.P. Morgan Chase & Co.                              10%            48.620      14,829         2.80%
290      MO       Philip Morris Companies Inc.                         10%            51.190      14,845         4.14%
231      PG       The Procter & Gamble Company                         10%            64.370      14,870         2.17%
351      SBC      SBC Communications Inc.                              10%            42.260      14,833         2.43%
                                                                      _______                   ________
                         Total Investments                            100%                      $148,512
                                                                      =======                   ========

_____________

See "Notes to Schedules of Investments" on page 20.

                      Schedule of Investments

              The S&P Target 10 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                               Percentage
Number                                                                         of Aggregate   Market     Cost of
of         Ticker Symbol and                                                   Offering       Value per  Securities to
Shares     Name of Issuer of Securities (1)                                    Price          Share      the Trust (2)
______     ________________________                                            ___________    ________   _____________
328        ALL      The Allstate Corporation                                    10%           $45.210    $ 14,829
236        BA       The Boeing Company                                          10%            63.050      14,880
207        CAH      Cardinal Health, Inc.                                       10%            71.750      14,852
206        LEH      Lehman Brothers Holdings Inc.                               10%            71.970      14,826
215        LTR      Loews Corporation                                           10%            69.200      14,878
437        MCK      McKesson HBOC, Inc.                                         10%            34.020      14,867
290        MO       Philip Morris Companies Inc.                                10%            51.190      14,845
251        PPL      PPL Corporation                                             10%            59.100      14,834
444        TJX      The TJX Companies, Inc.                                     10%            33.470      14,861
325        THC      Tenet Healthcare Corporation                                10%            45.710      14,855
                                                                               ______                    _______
                          Total Investments                                    100%                      $148,527
                                                                               ======                    ========

________________

See "Notes to Schedules of Investments" on page 20.

                       Schedule of Investments

            The Nasdaq Target 15 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                                      Percentage
Number                                                                                of Aggregate Market    Cost of
of         Ticker Symbol and                                                          Offering     Value per Securities to
Shares     Name of Issuer of Securities (1)                                           Price        Share     the Trust (2)
______     _______________________________________                                    ___________  ________  _____________
  423      AMAT      Applied Materials, Inc.                                          13.94%       $48.950   $ 20,706
  141      BBBY      Bed Bath & Beyond Inc.                                            2.82%        29.670      4,183
   74      BGEN      Biogen, Inc.                                                      2.99%        60.080      4,446
   85      BMET      Biomet, Inc.                                                      2.60%        45.500      3,867
  449      CMCSK     Comcast Corporation (Class A Special)                            12.59%        41.670      18,710
  150      CPWR      Compuware Corporation                                             1.01%         9.950      1,492
  219      COST      Costco Wholesale Corporation                                      5.50%        37.290      8,167
1,353      DELL      Dell Computer Corporation                                        22.23%        24.410      33,027
   99      KLAC      KLA-Tencor Corporation                                            3.30%        49.580      4,908
   67      MCHP      Microchip Technology Incorporated                                 1.01%        22.450      1,504
  536      MSFT      Microsoft Corporation                                            24.96%        69.190      37,086
   42      MOLX      Molex Incorporated                                                1.01%        35.750      1,502
   31      PCAR      PACCAR Inc.                                                       1.00%        48.010      1,488
  153      PSFT      PeopleSoft, Inc.                                                  4.03%        39.090      5,981
  100      SSCC      Smurfit-Stone Container Corporation                               1.01%        14.930      1,493
                                                                                      ______                 ________
                          Total Investments                                             100%                 $148,560
                                                                                      ======                 ========

___________________

See "Notes to Schedules of Investments" on page 20.

                        Schedule of Investments

            Value Line(R) Target Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                                    Percentage
Number                                                                              of Aggregate  Market       Cost of
of          Ticker Symbol and                                                       Offering      Value per    Securities to
Shares      Name of Issuer of Securities (1)                                        Price         Share        the Trust (2)
______      _______________________________________                                 _________     _________    _____________
376         ANF         Abercrombie & Fitch Co.                                     10.20%        $ 40.280     $ 15,145
272         AEOS        American Eagle Outfitters, Inc.                              6.56%          35.790        9,735
 21         AMN         Ameron International Corporation                             1.00%          70.800        1,487
 30         BZH         Beazer Homes USA, Inc.                                       1.20%          59.530        1,786
101         BKH         Black Hills Corporation                                      3.77%          55.360        5,591
104         CEC         CEC Entertainment Inc.                                       3.78%          53.900        5,606
 78         CECO        Career Education Corporation                                 2.73%          52.000        4,056
825         CMX         Caremark Rx, Inc.                                            8.86%          15.950       13,159
102         CHS         Chico's FAS, Inc.                                            2.11%          30.750        3,136
103         COLM        Columbia Sportswear Company                                  4.73%          68.100        7,014
156         HKF         Hancock Fabrics, Inc.                                        1.00%           9.530        1,487
 74         HOTT        Hot Topic, Inc.                                              1.51%          30.190        2,234
 87         HOV         Hovnanian Enterprises, Inc. (Class A)                        1.01%          17.180        1,495
 89         ESI         ITT Educational Services, Inc.                               2.04%          34.010        3,027
192         LNCR        Lincare Holdings Inc.                                        7.44%          57.500       11,040
 89         MDC         M.D.C. Holdings, Inc.                                        1.92%          32.010        2,849
 29         NVR         NVR, Inc.                                                    3.33%         170.550        4,946
250         OMM         OMI Corporation                                              1.31%           7.770        1,942
537         PPL         PPL Corporation                                             21.38%          59.100       31,737
202         PPDI        Pharmaceutical Product Development, Inc.                     4.40%          32.300        6,524
116         RL          Polo Ralph Lauren Corporation                                2.37%          30.350        3,521
124         RLRN        Renaissance Learning, Inc.                                   3.19%          38.240        4,742
 48         RYL         The Ryland Group, Inc.                                       1.43%          44.200        2,122
 57         STRA        Strayer Education, Inc.                                      1.73%          45.060        2,568
 44         WTSLA       The Wet Seal, Inc. (Class A)                                 1.00%          33.800        1,487
                                                                                    ________                   ________
                                Total Investments                                     100%                     $148,436
                                                                                    ========                   ========

________________

See "Notes to Schedules of Investments" on page 20.

                            Schedule of Investments

The Dow(sm) Dividend And Repurchase Target 5 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                           Percentage
Number                                                                     of Aggregate Market      Cost of         Current
of         Ticker Symbol and                                               Offering     Value per   Securities to   Dividend
Shares     Name of Issuer of Securities (1)                                Price        Share       the Trust (2)   Yield (3)
______     _______________________________________                         ___________  ________    _____________   _________
648        DD        E.I. du Pont de Nemours and Company                    20%         $ 45.800    $ 29,678        3.06%
1,030      HWP       Hewlett-Packard Company                                20%           28.830      29,695        1.11%
264        IBM       International Business Machines Corporation            20%          112.650      29,740        0.50%
968        MCD       McDonald's Corporation                                 20%           30.690      29,708        0.70%
461        PG        The Procter & Gamble Company                           20%           64.370      29,674        2.17%
                                                                           ______                   ________
                          Total Investments                                100%                     $148,495
                                                                           ======                   ========

________________

See "Notes to Schedules of Investments" on page 20.

                                Schedule of Investments

The Dow(sm) Dividend And Repurchase Target 10 Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                                            Percentage
Number                                                                      of Aggregate  Market    Cost of        Current
of         Ticker Symbol and                                                Offering     Value per  Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                 Price        Share      the Trust (2)  Yield (3)
______     _______________________________________                          ___________  ________   _____________  ______
236        BA        The Boeing Company                                      10%         $ 63.050   $ 14,880       1.08%
278        CAT       Caterpillar Inc.                                        10%           53.400     14,845       2.55%
324        DD        E.I. du Pont de Nemours and Company                     10%           45.800     14,839       3.06%
314        EK        Eastman Kodak Company                                   10%           47.260     14,840       3.72%
265        GM        General Motors Corporation                              10%           56.110     14,869       3.56%
515        HWP       Hewlett-Packard Company                                 10%           28.830     14,847       1.11%
132        IBM       International Business Machines Corporation             10%          112.650     14,870       0.50%
484        MCD       McDonald's Corporation                                  10%           30.690     14,854       0.70%
290        MO        Philip Morris Companies Inc.                            10%           51.190     14,845       4.14%
231        PG        The Procter & Gamble Company                            10%           64.370     14,870       2.17%
                                                                           ______                   ________
                          Total Investments                                 100%                    $148,559
                                                                           ======                   ========

_______________

See "Notes to Schedules of Investments" on page 20.

                           Schedule of Investments

                Total Target Portfolio, June 2001 Series
                                 FT 528


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


Number                                                                            Percentage     Market     Cost of
of        Ticker Symbol and Name of                                               of Aggregate   Value      Securities to
Shares    Issuer of Securities (1)                                                Offering Price per Share  the Trust (2)
______    _______________________________                                         ____________   _________  _____________
          Dow(sm) DART 5 Strategy Stocks (33.32%):
          ____________________________________
216       DD        E.I. du Pont de Nemours and Company                           6.66%          $ 45.800   $  9,893
343       HWP       Hewlett-Packard Company                                       6.65%            28.830      9,889
 88       IBM       International Business Machines Corporation                   6.67%           112.650      9,913
323       MCD       McDonald's Corporation                                        6.67%            30.690      9,913
154       PG        The Procter & Gamble Company                                  6.67%            64.370      9,913

          S&P Target 10 Strategy Stocks (33.36%):
          ____________________________________
109       ALL       The Allstate Corporation                                      3.32%            45.210      4,928
 79       BA        The Boeing Company                                            3.35%            63.050      4,981
 69       CAH       Cardinal Health, Inc.                                         3.33%            71.750      4,951
 69       LEH       Lehman Brothers Holdings Inc.                                 3.34%            71.970      4,966
 72       LTR       Loews Corporation                                             3.35%            69.200      4,982
146       MCK       McKesson HBOC, Inc.                                           3.34%            34.020      4,967
 97       MO        Philip Morris Companies Inc.                                  3.34%            51.190      4,965
 84       PPL       PPL Corporation                                               3.34%            59.100      4,964
148       TJX       The TJX Companies, Inc.                                       3.33%            33.470      4,954
108       THC       Tenet Healthcare Corporation                                  3.32%            45.710      4,937

          Nasdaq Target 15 Strategy Stocks (33.32%):
          ____________________________________
141       AMAT      Applied Materials, Inc.                                       4.64%            48.950      6,902
 47       BBBY      Bed Bath & Beyond Inc.                                        0.94%            29.670      1,394
 25       BGEN      Biogen, Inc.                                                  1.01%            60.080      1,502
 28       BMET      Biomet, Inc.                                                  0.86%            45.500      1,274
150       CMCSK     Comcast Corporation (Class A Special)                         4.21%            41.670      6,250
 50       CPWR      Compuware Corporation                                         0.33%             9.950        498
 73       COST      Costco Wholesale Corporation                                  1.83%            37.290      2,722
451       DELL      Dell Computer Corporation                                     7.41%            24.410     11,009
 33       KLAC      KLA-Tencor Corporation                                        1.10%            49.580      1,636
 22       MCHP      Microchip Technology Incorporated                             0.33%            22.450        494
179       MSFT      Microsoft Corporation                                         8.33%            69.190     12,385
 14       MOLX      Molex Incorporated                                            0.34%            35.750        500
 10       PCAR      PACCAR Inc.                                                   0.32%            48.010        480
 51       PSFT      PeopleSoft, Inc.                                              1.34%            39.090      1,994
 33       SSCC      Smurfit-Stone Container Corporation                           0.33%            14.930        493
                                                                                  _______                   _________
                      Total Investments                                            100%                     $148,649
                                                                                  =======                   =========

______________

See "Notes to Schedules of Investments" on page 20.

Page 19


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on May 31, 2001. Each Trust has a Mandatory Termination Date of June 28, 2002.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on May 30, 2001, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities   Profit
                                                          to Sponsor   (Loss)
                                                          ___________  ________
The Dow(sm) Target 5 Portfolio, June 2001 Series          $149,158     $ (670)
The Dow(sm) Target 10 Portfolio, June 2001 Series          148,978       (466)
The S&P Target 10 Portfolio, June 2001 Series              148,679       (152)
The Nasdaq Target 15 Portfolio, June 2001 Series           148,830       (270)
Value Line(R) Target Portfolio, June 2001 Series           147,343      1,093
The Dow(sm) DART 5 Portfolio, June 2001 Series             147,846        649
The Dow(sm) DART 10 Portfolio, June 2001 Series            148,593        (34)
Total Target Portfolio, June 2001 Series                   148,572         77

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annual ordinary dividend paid or declared on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

                      The FT Series

The FT Series Defined.


We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 528, consists of eight separate portfolios set forth below:


- The Dow(sm) Target 5 Portfolio
- The Dow(sm) Target 10 Portfolio
- The S&P Target 10 Portfolio
- The Nasdaq Target 15 Portfolio
- Value Line(R) Target Portfolio
- The Dow(sm) DART 5 Portfolio
- The Dow(sm) DART 10 Portfolio
- Total Target Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the

Trusts seek to provide above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Dividend Yield Strategies.

The Dow(sm) Target 5 Strategy and the Dow(sm) Target 10 Strategy invest in stocks with high dividend yields. By selecting stocks with the highest dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of these Trusts, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Portfolio seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Target 5 Portfolio Strategy.

The Dow(sm) Target 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


The Target 10 Portfolio Strategy.

The Dow(sm) Target 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks for The Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) Target 10 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 10 Portfolio Strategy.

The S&P Target 10 Portfolio Strategy selects a portfolio of 10 of the largest Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") stocks with the lowest price-to-sales ratios and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 Portfolio stocks are determined as follows:

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest one-year stock price appreciation are selected for The S&P Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 10 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq Target 15 Portfolio Strategy.

The Nasdaq Target 15 Portfolio Strategy selects a portfolio of the 15 Nasdaq 100 Index stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq Target 15
Portfolio stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq 100 Index as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Portfolio.

The stocks which comprise The Nasdaq Target 15 Portfolio are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq Target 15 Portfolio is considered a Large-Cap Growth Trust.


Value Line(R) Target Portfolio Strategy.

The Value Line(R) Target Portfolio invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target Portfolio is determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2:We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then screen for profitability by ranking the stocks by their return on assets.

Step 4:Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target Portfolio.

The stocks which comprise the Value Line(R) Target Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The Dow(sm) Dividend and Repurchase Target Portfolio Strategies.

Both the Dow(sm) Dividend and Repurchase Target ("DART") 5 Portfolio Strategy and the Dow(sm) DART 10 Portfolio Strategy select a portfolio of DJIA stocks with high dividend yields and/or high buyback ratios and, for the Dow(sm) DART 5 Portfolio Strategy, high return on assets, as a means to achieving each Strategy's investment objective. By analyzing dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) Dividend and Repurchase Target 5 Portfolio Strategy.

The Dow(sm) DART 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 5 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Dividend and Repurchase Target 10 Portfolio Strategy.

The Dow(sm) DART 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 10 Portfolio is considered a Large-Cap Value Trust.


Total Target Portfolio Strategy.

The objective of the Total Target Portfolio is to provide an above-average total return through an investment in the common stocks of companies which are selected by applying three of the strategies described previously, the Dow(sm) DART 5 Strategy, the S&P Target 10 Strategy and the Nasdaq Target 15 Strategy. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the combined return of the DJIA, the S&P 500 Index and the Nasdaq 100 Index(R). The Trust's objective is to offer enhanced performance over a pure value strategy while reducing the potential risk of a pure growth strategy. We believe that this may provide investors with a better opportunity to succeed regardless of which investment style prevails moving forward. With the Total Target Strategy investors have the ability to capture the broader market, a convenient blend of old and new economy stocks. The Securities which comprise each of the three strategies which make up the Total Target Portfolio were chosen by applying the same selection criteria applicable to the individual strategies. The composition of the Total Target Portfolio on the date of this prospectus is as follows:

- Approximately 1/3 common stocks which comprise the Dow(sm) DART 5
Strategy;

- Approximately 1/3 common stocks which comprise the S&P Target 10
Strategy; and

- Approximately 1/3 common stocks which comprise the Nasdaq Target 15
Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Total Target Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap-$1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target 10 Portfolio, The Dow(sm) DART 5 Portfolio, The Dow(sm) DART 10 Portfolio and the Total Target Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. Neither the S&P Target 10 Portfolio nor the Total Target Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trusts. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100(R)," "Nasdaq 100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. Neither The Nasdaq Target 15 Portfolio nor the Total Target Portfolio has been passed on by the Corporations as to its legality or suitability. Neither The Nasdaq Target 15 Portfolio nor the Total Target Portfolio is issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 Portfolio or the Total Target Portfolio.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) Target Portfolio is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value Line, as well as the publishers of the FT Index and Hang Seng Index, are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.


Two of the Securities in The Nasdaq Target 15 Portfolio represent approximately 47% of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Financial Services Industry. Because more than 25% of The S&P Target 10 Portfolio is invested in financial services companies, this Trust is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.



Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.



Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.



Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.



Healthcare Industry. The S&P Target 10 Portfolio is also considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.



Retail Industry. The Value Line Target Portfolio is considered to be concentrated in retail companies. General risks of retail companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.



Technology Industry. The Nasdaq Target 15 Portfolio, The Dow(sm) DART 5 Portfolio and the Total Target Portfolio are each considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.



Utility Industry. The Value Line Target Portfolio is also considered to be concentrated in the utility industry. General problems of such issuers would include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.



In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

          Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index and Nasdaq 100 Index and a combination of the DJIA, S&P 500 Index and Nasdaq 100 Index (the "Cumulative Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy or strategies underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest and most active non-financial domestic and international companies listed on the NASDAQ National Market System.

                                                 COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                     Hypothetical Strategy Total Returns(1)
       ________________________________________________________________________________________________
                             The S&P    The Nasdaq   Value Line(R)  The Dow(sm)  The Dow(sm)   Total
       Target 5   Target 10  Target 10  Target 15    Target         DART 5       DART 10       Target
Year   Strategy   Strategy   Strategy   Strategy     Strategy       Strategy     Strategy      Strategy
____   ________   _________  _________  __________   _____________  ___________  ___________   ________
1972    19.15%     19.98%                                           14.47%       19.98%
1973    17.47%      1.60%                                            8.37%       -4.61%
1974    -7.71%     -3.38%                                           -0.17%       -9.41%
1975    61.88%     53.27%                                           44.98%       54.94%
1976    38.25%     32.51%                                           27.48%       32.51%
1977     3.08%     -4.30%                                            0.97%       -4.30%
1978    -1.15%     -2.33%                                            8.54%       -4.29%
1979     7.38%     10.53%                                           15.12%       10.53%
1980    38.97%     25.29%     51.31%                                41.28%       22.22%
1981     0.80%      5.03%    -15.39%                                -8.32%       -0.37%
1982    40.64%     24.52%     35.49%                                19.51%       24.85%
1983    33.70%     36.37%     17.95%                                34.33%       37.73%
1984     8.65%      3.80%     13.79%                                10.92%        3.80%
1985    35.65%     26.91%     44.32%                  31.99%        40.51%       36.61%
1986    28.26%     32.96%     19.22%     19.22%       20.00%        46.71%       39.23%        27.49%
1987     8.23%      3.17%      6.68%     11.65%       16.77%         3.61%        2.83%         7.31%
1988    18.92%     21.99%     17.77%     -2.91%       -9.35%        15.87%       16.49%        10.24%
1989     8.09%     24.37%     36.88%     34.70%       46.29%        37.45%       25.88%        36.34%
1990   -17.96%    -10.11%     -7.98%     -7.67%        3.12%         3.36%       -1.10%        -4.10%
1991    59.15%     31.54%     22.03%    106.13%       83.73%        39.86%       41.10%        55.98%
1992    20.33%      5.26%     20.69%     -2.47%       -2.49%        10.43%        6.09%         9.55%
1993    31.35%     24.48%     39.40%     25.98%       25.26%        17.35%       18.59%        27.57%
1994     5.83%      1.81%      5.70%      8.08%       13.40%        -8.04%       -2.20%         1.91%
1995    27.87%     34.17%     22.64%     51.04%       52.64%        43.82%       35.45%        39.16%
1996    23.60%     25.74%     23.98%     57.22%       54.86%        32.78%       32.27%        37.99%
1997    17.43%     19.12%     59.74%     32.53%       34.45%        19.13%       23.05%        37.13%
1998     9.89%      8.12%     47.20%    119.86%       91.50%        24.82%       17.42%        63.94%
1999    -9.58%      2.64%      1.06%     97.46%      112.45%        17.27%       15.94%        38.57%
2000     8.62%      3.57%    -11.24%    -16.90%      -10.83%       -11.75%        8.19%       -13.30%
2001    -2.58%     -6.64%     -7.44%    -27.50%       -9.09%        -2.18%       -6.43%       -12.37%
(thru
3/31)

                  Index Total Returns
       ______________________________________________
                                        Cumulative
                 S&P 500    Nasdaq      Index
Year   DJIA      Index      100 Index   Returns(4)
____   _____     _______    _________   __________
1972    18.38%    18.89%
1973   -13.20%   -14.57%
1974   -23.64%   -26.33%
1975    44.46%    36.84%
1976    22.80%    23.64%
1977   -12.91%    -7.25%
1978     2.66%     6.49%
1979    10.60%    18.22%
1980    21.90%    32.11%
1981    -3.61%    -4.92%
1982    26.85%    21.14%
1983    25.82%    22.28%
1984     1.29%     6.22%
1985    33.28%    31.77%
1986    27.00%    18.31%      6.89%     17.40%
1987     5.66%     5.33%     10.49%      7.16%
1988    16.03%    16.64%     13.54%     15.41%
1989    32.09%    31.35%     26.17%     29.87%
1990    -0.73%    -3.30%    -10.41%     -4.82%
1991    24.19%    30.40%     64.99%     39.85%
1992     7.39%     7.62%      8.86%      7.96%
1993    16.87%     9.95%     11.67%     12.83%
1994     5.03%     1.34%      1.74%      2.71%
1995    36.67%    37.22%     43.01%     38.96%
1996    28.71%    22.82%     42.74%     31.42%
1997    24.82%    33.21%     20.76%     26.26%
1998    18.03%    28.57%     85.43%     44.01%
1999    27.06%    20.94%    102.08%     50.02%
2000    -4.70%    -9.08%    -36.82%    -16.87%
2001    -8.01%   -11.83%    -32.80%    -17.55%
(thru
3/31)

_______________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Target 5 Strategy, the Target 10 Strategy, The S&P Target 10 Strategy, The Nasdaq Target 15 Strategy, the Value Line(R) Target Strategy, The Dow(sm) DART 5 Strategy, The Dow(sm) DART 10 Strategy and the Total Target Strategy achieved an average annual total return of 17.04%, 14.83%, 19.76%, 29.79%, 30.89%, 17.77%, % and 23.15%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA; the S&P 500 Index; the Nasdaq 100 Index; and the combination of the DJIA, the S&P 500 Index and the Nasdaq 100 Index (the "Cumulative Index") which were 13.21%, 13.07%, 21.27% and 18.65%, respectively.

(3)Cumulative Index Returns represent the weighted average of the annual returns of the stocks contained in the DJIA, S&P 500 Index and Nasdaq 100 Index. The Cumulative Index Returns are weighted in the same proportions as the index components appear in the Total Target
Portfolio. For instance, the Cumulative Index is weighted as follows:
DJIA, 33-1/3%; S&P 500 Index, 33-1/3%; Nasdaq 100 Index, 33-1/3%.
Cumulative Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 2.65% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.165 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0165 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2001 through April 19, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.65% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum transactional sales charge is reduced, as follows:

                                          Your maximum
                                          transactional
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.40%
$100 but less than $150                   2.15%
$150 but less than $500                   1.80%
$500 but less than $1,000                 1.65%
$1,000 or more                            0.90%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Any reduced transactional sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced transactional sales charge set forth above on all individual purchases over $83,000.


You may use termination proceeds from other unit investment trusts with a similar strategy as a Trust, redemption or termination proceeds from any unit investment trust we sponsor or your Rollover proceeds from a previous series of a Trust to purchase Units of a Trust at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the deferred sales charge will be limited to 0.90% of the Public Offering Price), but you will not be eligible to receive the reduced transactional sales charges described in the above table. Please note that if you purchase Units of the Trusts in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     __________
$1 but less than $3                       0.050%
$3 but less than $5                       0.100%
$5 or more                                0.150%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.


Advertising and Investment Comparisons.



Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors and included a list of investment products generally appropriate for pursuing those recommendations.


From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .30%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trusts more than .30% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Because the Trusts have a maturity of approximately 13 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.


Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee
Accounts Unit holders must have held their Units for at least one month. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.


State and Local Taxes.



Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."


If you tender at least 1,000 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.165 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the

Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 43


                             FIRST TRUST(R)

            The Dow(sm) Target 5 Portfolio, June 2001 Series
            The Dow(sm) Target 10 Portfolio, June 2001 Series
              The S&P Target 10 Portfolio, June 2001 Series
            The Nasdaq Target 15 Portfolio, June 2001 Series
            Value Line(R) Target Portfolio, June 2001 Series
             The Dow(sm) DART 5 Portfolio, June 2001 Series The Dow(sm) DART 10 Portfolio, June 2001 Series
                Total Target Portfolio, June 2001 Series

                                 FT 528

                                Sponsor:

                         Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                         ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-58544) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              May 31, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                            First Trust (R)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in the Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated May 31, 2001. Capitalized terms have been defined in the prospectus.


                                       Table of Contents
Dow Jones & Company, Inc.                                                                       1
Standard & Poor's                                                                               2
The Nasdaq Stock Market, Inc.                                                                   2
Value Line Publishing, Inc.                                                                     3
Risk Factors
   Securities                                                                                   3
   Dividends                                                                                    3
   Small-Cap Companies                                                                          4
Litigation
   Microsoft Corporation                                                                        4
   Tobacco Industry                                                                             4
Concentrations
   Financial Services                                                                           4
   Healthcare                                                                                   7
   Retail                                                                                       8
   Technology                                                                                   8
   Utility Companies                                                                            9
Portfolios
   Equity Securities Selected for The Dow(sm) Target 5 Portfolio, June 2001 Series             10
   Equity Securities Selected for The Dow(sm) Target 10 Portfolio, June 2001 Series            10
   Equity Securities Selected for The S&P Target 10 Portfolio, June 2001 Series                11
   Equity Securities Selected for The Nasdaq Target 15 Portfolio, June 2001 Series             11
   Equity Securities Selected for Value Line(R) Target Portfolio, June 2001 Series             12
   Equity Securities Selected for The Dow(sm) DART 5 Portfolio, June 2001 Series               14
   Equity Securities Selected for The Dow(sm) DART 10 Portfolio, June 2001 Series              14
   Equity Securities Selected for Total Target Portfolio, June 2001 Series                     15

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the

Page 1

equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

Neither The Nasdaq Target 15 Portfolio Series nor the Total Target Portfolio Series is sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series particularly, or the ability of the Nasdaq 100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq 100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series to be issued or in the determination or calculation of the equation by which The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq Target 15 Portfolio Series or the Total Target Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 PORTFOLIO SERIES, OWNERS OF THE TOTAL TARGET PORTFOLIO SERIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Financial Services. An investment in Units of the S&P Target 10
Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.



Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.



The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.



The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.



The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.



Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.



The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.



All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.



Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.



While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.



Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



Healthcare. The S&P Target 10 Portfolio is considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.



As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.



Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.



Retail. An investment in Units of the Value Line Target Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.



Technology. The Nasdaq Target 15 Portfolio, The Dow(sm) DART 5 Portfolio and the Total Target Portfolio are each considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.



Utility Companies. An investment in Units of the Value Line Target Portfolio should also be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty to the capital markets in absorbing utility debt and securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.



Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.



Recently, the California Public Utility Commission ("CPUC") announced its intention to deregulate the electric utility industry in California. This change will eventually result in full competition between electric utilities and independent power producers in the generation and sale of power to all customers in California by the year 2002. In September of 1996, the California Legislature passed and the Governor signed into law Assembly Bill 1890 (AB 1890) to restructure the California electrical industry by promoting competition and allowing customers a right to choose their electrical supplier. Preliminary assessments of the CPUC plan and the new law suggest that the deregulation of the electric utility industry in California could have a significant adverse effect on electric utility stocks of California issuers. Furthermore, the move toward full competition in California could indicate that similar changes may be made in other states in the future which could negatively impact the profitability of electric utilities. Further deregulation could adversely affect the issuer of certain of the Securities in the portfolio. In view of the uncertainties regarding the CPUC deregulation plan, it is unclear what effect, if any, that full competition will have on electric utilities in California or whether similar changes will be adopted in the other states.



Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.


Portfolios

      Equity Securities Selected for The Dow(sm) Target 5 Portfolio

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services, under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

     Equity Securities Selected for The Dow(sm) Target 10 Portfolio

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services, under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

       Equity Securities Selected for The S&P Target 10 Portfolio

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.


The Boeing Company, headquartered in Seattle, Washington, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.


Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.


Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.


Loews Corporation, headquartered in New York, New York, is a holding company with interests in insurance, tobacco, oil and gas drilling, hotels, and watches/timing devices. The company's subsidiaries include CNA Financial Corporation, a global insurance company.


McKesson HBOC, Inc., headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.


Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.


The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.


Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.

      Equity Securities Selected for The Nasdaq Target 15 Portfolio


Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.


Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering.

The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.


KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.


Molex Incorporated, headquartered in Lisle, Illinois, makes electronic, electrical and fiber optic interconnection products and systems;
switches; value-added assemblies; and application tooling. The company serves original equipment manufacturers in such industries as automotive, computer, computer peripheral, business equipment, telecommunications, consumer products and premise wiring.


PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops, markets and supports public sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications. The company's products are used in large and medium-sized companies, higher education institutions and government agencies.

Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.

    Equity Securities Selected for the Value Line(R) Target Portfolio


Abercrombie & Fitch Co., headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.


American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

Ameron International Corporation, headquartered in Pasadena, California, is engaged in the manufacture of highly engineered products for sale to the industrial, chemical, energy and construction markets.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.


Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.


CEC Entertainment Inc., headquartered in Irving, Texas, is engaged in the family restaurant/entertainment center business. The company's "Chuck E. Cheese's" restaurants offer a variety of pizzas, sandwiches and desserts, and feature musical and comic entertainment by life-size, computer-controlled robotic characters, family-oriented games, rides and arcade-style activities.


Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.



Caremark Rx, Inc., headquartered in Birmingham, Alabama, provides pharmacy benefit management services and therapeutic pharmaceutical services.


Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.


Hancock Fabrics, Inc., headquartered in Tupelo, Mississippi, and its subsidiaries are engaged in the retail and wholesale fabric business, selling fabric and related accessories to the home sewing and home decorating market and at wholesale to retailers.



Hot Topic, Inc., headquartered in City of Industry, California, sells music-licensed and music-influenced apparel, accessories and gift items for young men and women through its retail stores.



Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.


ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technology-oriented postsecondary degree programs in the United States, offering associate, bachelor and master degree programs and non-degree diploma programs.

Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.


M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.


NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.

OMI Corporation, headquartered in Stamford, Connecticut, operates as a bulk shipping company which provides seaborne transportation services, primarily of crude oil and petroleum products, in the international shipping market. The company's client base includes major independent and state-owned oil companies, oil traders and government entities.


PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.


Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company offers assessment and management of chemical and environmental health risk and provides research, development and consulting services in the life, environmental and discovery sciences.

Polo Ralph Lauren Corporation, headquartered in New York, New York, is engaged in the design, marketing and distribution of premium lifestyle products in the four categories of accessories, apparel, fragrance and home.

Renaissance Learning, Inc., headquartered in Wisconsin Rapids,
Wisconsin, provides learning information systems to grades K-12, consisting of computer software and related training designed to improve students' academic performance by increasing the quality, quantity and timeliness of performance data.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.


Strayer Education, Inc., headquartered in Washington, D.C., through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.



The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.


       Equity Securities Selected for The Dow(sm) DART 5 Portfolio

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.


The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


      Equity Securities Selected for The Dow(sm) DART 10 Portfolio

The Boeing Company, headquartered in Seattle, Washington, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

          Equity Securities Selected for Total Target Portfolio

The Dow(sm) DART 5 Strategy Stocks.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The S&P Target 10 Strategy Stocks.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.


The Boeing Company, headquartered in Seattle, Washington, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.


Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Loews Corporation, headquartered in New York, New York, is a holding company with interests in insurance, tobacco, oil and gas drilling, hotels, and watches/timing devices. The company's subsidiaries include CNA Financial Corporation, a global insurance company.

McKesson HBOC, Inc., headquartered in is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.


Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.

The Nasdaq Target 15 Strategy Stocks.


Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.


Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.


KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Molex Incorporated, headquartered in Lisle, Illinois, makes electronic, electrical and fiber optic interconnection products and systems;
switches; value-added assemblies; and application tooling. The company serves original equipment manufacturers in such industries as automotive, computer, computer peripheral, business equipment, telecommunications, consumer products and premise wiring.


PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops, markets and supports public sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications. The company's products are used in large and medium-sized companies, higher education institutions and government agencies.

Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.

We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 528, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 528, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on May 31, 2001.

                              FT 528

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   May 31, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-58544 of FT 528 of our report dated May 31, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
May 31, 2001




                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 528 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-7